Exhibit 99.1

PRESS RELEASE

SMX Announces Expansion into Denim and Recycled-Denim to Help Fashion Brands Reduce Excess Stock and Increase Verified Recycled Content

“Giving Materials Memory” enables denim to be authenticated, traced & reintroduced as a higher-value, verifiable input for reuse and recycling

New York – December 30, 2025 – SMX (Security Matters) PLC (NASDAQ: SMX; SMXWW) (“SMX”), a global pioneer in material-embedded identity and digital traceability, today announced that it intends to enter the denim and recycled-denim segment in Q1 2026, extending its cotton-based material identity capabilities into one of the world’s largest apparel categories.

Publicly available market research estimates the global denim jeans market at approximately USD 86.66 billion in 2024, rising to USD 91.19 billion in 2025, and projecting growth to USD 121.50 billion by 2030 (CAGR ~5.9%). ² ³ ⁴

Separately, industry supply-chain analysis has estimated that more than 4.5 billion pairs of jeans are sold worldwide annually ³ ⁴, underscoring denim’s scale and cultural relevance across demographics.

Why Denim, Why Now

SMX believes that fashion brands are under increasing pressure to manage volatility in demand, minimize overproduction, and substantiate sustainability claims. McKinsey’s State of Fashion 2025 report estimates that the fashion industry produced 2.5 to 5 billion items of excess stock in 2023, worth $70 billion to $140 billion.¹

Denim has been reported to be central to youth and lifestyle markets, and SMX believes that denim sits at the intersection of high-volume production, premium brand positioning, and a growing consumer preference for recyclability, recycled materials, authenticity, and origin integrity.

Brands face increasing pressure to raise recycled-content percentages and substantiate claims with credible, auditable data.⁵⁶ And regulators are moving toward mandatory disclosure on excess stock, recycled content and product sustainability. ⁷

SMX Solution: Material-Embedded Identity for Denim and Recycled Denim

SMX provides a deployed physical-to-digital platform that embeds secure molecular identity into materials and links those materials to tamper-resistant digital records. This is the basis of SMX’s proposition of “Giving Materials Memory”—so that a material retains verifiable information about origin, composition, and lifecycle events even after transformation and movement through complex supply chains.

Applied to denim and recycled-denim, SMX’s platform can support:

●	Authentication & origin verification for premium denim programs, including origin-linked and quality-linked claims
●	Verified recycled-content integrity, helping prevent substitution, dilution, or misrepresentation of recycled inputs across blending and manufacturing steps
●	Traceability across the denim lifecycle, from material input to finished garment and through downstream channels

SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6	1

PRESS RELEASE

Leveraging SMX’s Experience in Cotton-Based Material Systems

SMX’s expansion into denim builds on its existing experience in marking and authenticating cotton-based materials, where its material-embedded identity technology has been applied to support:

●	persistent material identity across multiple transformation stages
●	authentication and integrity verification in finished products
●	alignment with responsible-sourcing objectives and value-chain transparency requirements

This denim-focused market entry represents a natural extension of that capability into a category where cotton remains the foundational fibre, while also opening opportunities to support recycled-denim and circular-material initiatives as adoption of recycled inputs continues to evolve.

Turning Denim Waste into a Higher-Value, Verifiable Input for Reuse and Recycling

A core challenge in scaling recycled content is that many post-industrial and post-consumer textile streams lose integrity once mixed, processed, or traded—reducing confidence in recycled feedstock quality and claims.

By giving denim materials persistent identity, SMX’s technology is designed to enable waste streams—such as production offcuts, unsold inventory, and end-of-life garments—to be recognized and transacted as a more credible, verifiable input for reuse and recycling. This could help convert waste from an opaque liability into a more valuable commodity within circular supply chains, supporting both sustainability outcomes and improved economics.

Timing and Commercial Focus

SMX expects its denim and recycled denim offering to enter the market in Q1 2026, to support engagement with denim ecosystem participants across fibre, mills, manufacturers, brands, and circularity partners.

END

SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6	2

PRESS RELEASE

References

#1. Business of Fashion & McKinsey & Company

The State of Fashion 2025 – Inventory, excess stock and supply-chain inefficiencies in the global fashion industry.

https://www.businessoffashion.com

https://www.mckinsey.com/industries/retail/our-insights/the-state-of-fashion

#2. Statista

Global Denim Jeans Market Size and Forecast (2024–2030) – Market value, growth projections and CAGR for denim apparel.

https://www.statista.com/statistics/734419/global-denim-jeans-market-retail-sales-

value/?srsltid=AfmBOooQh4wzKPDwyEw9FEkHcSF7EeImY2HF1pfqRiEHpP98L0IZSO2O

#3. Grand View Research

Denim Market Size, Share & Trends Analysis Report – Global denim market valuation and outlook.

https://www.grandviewresearch.com/industry-analysis/denim-jeans-market

#4. Fortune Business Insights

Denim Jeans Market Size, Share & Industry Analysis – Global denim consumption and growth forecasts.

https://www.fortunebusinessinsights.com/denim-products-market-104514

#5. Textile Exchange

Preferred Fiber & Materials Market Report – Data on recycled cotton, organic cotton adoption, and sustainability trends.

https://textileexchange.org/app/uploads/2022/10/Textile-Exchange_PFMR_2022.pdf

#6. McKinsey & Company

Fashion on Climate and sustainability insights – Overproduction, inventory waste, recycled-content targets and circularity challenges.

https://www.mckinsey.com/industries/retail/our-insights/fashion-on-climate

#7. European Commission

Ecodesign for Sustainable Products Regulation (ESPR) and Digital Product Passport framework – Regulatory drivers for traceability, recycled content and excess-stock disclosure.

https://www.fitreach.eu/article/ecodesign-sustainable-products-regulation-espr-regulation-what-companies-

need-know#:~:text=Information%20and%20Traceability%20(Digital%20Product,of%2Dlife%20and%20recycling%20information

https://www.manutan.com/blog/en/circular-economy/eu-ecodesign-regulation-the-eus-new-

requirements#:~:text=Products%20must%20be%20designed%20to,Environmental%20footprint

For further information contact:

SMX GENERAL ENQUIRIES	Follow us through our social channel @secmattersltd

E: info@securitymattersltd.com	@smx.tech

SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6	3

PRESS RELEASE

About SMX

As global businesses face new and complex challenges relating to carbon neutrality and meeting new governmental and regional regulations and standards, SMX is able to offer players along the value chain access to its marking, tracking, measuring and digital platform technology to transition more successfully to a low-carbon economy.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: successful launch and implementation of SMX’s existing or future joint projects with manufacturers and other supply chain participants of steel, rubber, fabric and other materials; changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and launch new products and services, including its planned Plastic Cycle Token; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.

SMX | C/O- Arthur Cox, Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04T4A6	4